Exhibit 99.6

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO POLYPID LTD., IF PUBLICLY DISCLOSED. OMISSIONS ARE DENOTED IN BRACKETS WITH ASTERISKS THROUGHOUT THIS EXHIBIT.

SECOND AMENDMENT (this “Amendment”)

Dated August 1, 2024

to:

that certain AGREEMENT FOR THE PROVISION OF A LOAN FACILITY OF UP TO US$15,000,000 dated as of April 5, 2022, as amended on March 29, 2023 (the “Loan Agreement”) between Kreos Capital VI (Expert Fund) LP., a partnership with limited liability incorporated in Jersey whose registered office is at 47 Esplanade, St Helier, Jersey (the “Lender” or “Kreos”, which expressions shall include its successors and assigns), and PolyPid Ltd., a company organized under the laws of the State of Israel, company no. 514105923 whose registered office is at 18 Ha’Sivim St., Petach-Tikva 4959376, Israel (the “Borrower”).

WHEREAS:

A.	The parties to this Amendment (the “Parties”) have entered into the Loan Agreement; and

B.	The Parties wish to further amend the terms of the Loan Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1.	Definitions

Unless otherwise defined herein, capitalized terms used in this Amendment shall have the meaning ascribed to them under the Loan Agreement.

2.	Condition Precedent

2.1.	This Amendment is subject to the Borrower closing of an equity financing of at least US$ [***] by no later than August 1, 2024 (the “Additional Qualified Equity Financing”), failing which, this Amendment, except for the provisions of Sections 10 and 12.1 below, shall be null and void, and the terms of the Loan Agreement shall remain in full force and effect.

2.2.	The Borrower must receive at least US$ [***] in gross proceeds of the Additional Qualified Equity Financing by no later than August 8, 2024.

3.	Restructure of Repayment of Outstanding Loan

3.1.	New Repayment Schedule. Provided that the conditions and requirements set out in Sections 2.1, 8 and 9 have been satisfied (the “Restructure Date”), instead of repayment of the outstanding Loan (principal and interest accrued thereon) according to the last repayment schedule issued pursuant to the first amendment of the Loan Agreement dated March 29, 2023 (the “First Amendment” and the “Existing Repayment Schedule”, respectively), the Borrower shall repay the outstanding amount of the Loan (principal and interest accrued on all Tranches drawn down under the Loan Agreement) according to the new repayment schedule attached hereto as Schedule A (the “New Repayment Schedule”). Each payment under the New Repayment Schedule shall be made on the date specified in the New Repayment Schedule.

3.2.	Applicable Interest Rate. Effective as of August 1, 2024, the Applicable Interest Rate shall be increased to 12.00% per annum.

4.	Claw Back

4.1.	In the last sentence of Section 6.2 of the First Amendment the amount of “US$ 3,000,000” shall be replaced with “US$ 4,500,000”.

4.2.	It is acknowledged that the “Minimum Claw Back Amount” set forth in Section 6.4 of the First Amendment has been paid to the Lender.

5.	Restructuring Fee

In addition to the fees payable under the Loan Agreement, the Borrower shall pay the Lender a restructuring fee in the amount of US$ 125,000, which shall be paid in two instalments as follows: (i) US$ [***] within 7 days from signature of this Amendment, and (ii) US$ [***] within 7 days from the Study Results Date (as defined below). The aforesaid fee is in addition to, and not instead of, any fees due to the Lender under the Loan Agreement, including the First Amendment.

6.	Condition Subsequent

6.1.	Notwithstanding anything herein to the contrary, the restructure of the loan repayments according to the New Repayment Schedule is and remains subject to the following subsequent conditions (the “Conditions Subsequent”): [***]

6.2.	If the Conditions Subsequent are not met, the New Repayment Schedule shall be cancelled and the Borrower shall return making all payments due as of the Restructure Date in accordance with the Existing Repayment Schedule, subject to an adjustment of the interest amounts to reflect the increase of the Applicable Interest Rate as set forth in Section 3.2 above. The Lender will then provide the Borrower with an adjusted repayment schedule (the “Adjusted Existing Repayment Schedule”). In such case, the Borrower shall immediately pay any amounts that have not been paid until such date in accordance with the Adjusted Existing Repayment Schedule, provided that any such unpaid amount shall accrue interest at the Applicable Interest Rate from the date such amount was due until its actual payment. For the avoidance of doubt, such late amounts shall not accrue the extra 5% late payment interest in accordance with Clause 6.4 of the Loan Agreement, provided they are paid within 7 days of the Study Results Date.

6.3.	For the avoidance of doubt, the cancellation of the New Repayment Schedule pursuant to this Section 6, shall not affect the remaining provisions of this Amendment which will remain in full force and effect.

7.	Amendment of Securities

The Borrower and the Lender shall execute, within 30 days hereof, (i) an amendment to the Debenture – Fixed Charge substantially in the form attached hereto as Schedule B, and (ii) an amendment to the US IP Security Agreement substantially in the form attached hereto as Schedule C.

8.	New Warrant

Concurrently herewith, the Parties shall execute a new Warrant Instrument in the form attached herein as Schedule D.

9.	Amendment to Existing Warrants

Concurrently herewith the Parties shall execute an amendment to the Warrant Instrument issued by the Borrower to the Lender on April 5, 2022 in the form attached hereto as Schedule E.

10.	Borrower Confirmations

10.1.	The representations and warranties made by the Borrower to the Lender under the Loan Agreement are deemed to be made to the Lender by the Borrower on the date of this Amendment by reference to the facts and circumstances then existing, in each case as if references to “the Loan Agreement” were references to the Loan Agreement as amended by this Amendment.

10.2.	The Borrower confirms that (i) each guarantee, indemnity and/or security interest provided or granted by it or any Group Company pursuant to or in connection with the Loan Agreement or the related security documents continues in full force and effect and extends where it purports to do so to the Borrower’s and each such Group Company’s full obligations and liabilities under the Loan Agreement and/or the security documents (as applicable), and (ii) the Borrower’s and each such Group Company’s obligations under the Loan Agreement and/or security documents (as applicable) to which it is a party remain in full force and effect.

11.	Survival of Provisions

Except as otherwise expressly amended hereby as set forth above, the provisions of the Loan Agreement and all other documents executed in connection therewith shall remain in full force and effect, insofar as they do not contradict this Amendment.

12.	General Provisions

12.1.	Expenses

The Borrower shall bear the costs and expenses incurred by the Lender in connection with the negotiation and execution of this Amendment.

12.2.	Entire Agreement

This Amendment shall be deemed for all intents and purposes as an integral part of the Loan Agreement. The Loan Agreement, as amended by the First Amendment and by this Amendment, together with the Security Documents and all ancillary documents thereunder, constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof. Any reference to the Loan Agreement (however defined) in any of the Security Documents shall be deemed to refer to the Loan Agreement as amended by the First Amendment and by this Amendment. In the event of any contradiction between the terms of each the Loan Agreement or the First Amendment and the terms of this Amendment, the terms of this Amendment shall prevail.

12.3.	Counterparts

This Amendment may be executed in counterparts (including email copies in pdf format or the like, or signed with docusign, e-sign or any similar form of signature by electronic means), each of which shall be an original, but all such counterparts shall together constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Second Amendment.

BORROWER

/s/ Dikla Czaczkes Akselbrad

POLYPID LTD.

Name: Dikla Czaczkes Akselbrad

Title: Chief Executive Officer

LENDER

/s/ Mark Collins

KREOS CAPITAL VI (EXPERT FUND) LP.

Name: Mark Collins

Title: Director

SCHEDULE A

New Repayment Schedule

(all amounts are in US$)

[***]

SCHEDULE B

Amendment to Debenture – Fixed Charge

FIRST AMENDMENT to DEBENTURE – FIXED CHARGE

This Amendment (the “Amendment”) to the Debenture – Fixed Charge, dated April 5, 2022 (the “Debenture”), is entered into as of August 1, 2024 (the “Effective Date”) by and between Kreos Capital VI (Expert Fund) LP, a limited partnership incorporated in Jersey under registered number 2770 whose registered office is at 47 Esplanade, St Helier, Jersey (the “Creditor”), and PolyPid Ltd., a public company organized under the laws of the State of Israel, with registered number 514105923 whose registered office is at 18 Ha’Sivim Street, Petach-Tikva 4959376, Israel (the “Company” and collectively with the Creditor, the “Parties”).

WHEREAS the Parties wish to amend the Debenture in accordance with the terms set forth herein;

NOW THEREFORE, the Parties hereby agree as follows:

All terms not specifically defined in this Amendment shall have the same meaning set out in the Debenture.

Amendment:

With effect as of the Effective Date, the Debenture shall be amended as follows:

1.	The list of equipment in Schedule 1 to the Debenture shall be replaced, for all purposes under the Debenture, by the new list of equipment attached hereto as Annex A (the “New List of Equipment”).

2.	The list of the Intellectual Property in Schedule 2 to the Debenture shall be replaced, for all purposes of the Debenture, by the new intellectual property list attached hereto as Annex B (the “New List of Intellectual Property”).

3.	The list of Pledged Accounts in Schedule 3 to the Debenture shall be replaced, for all purposes of the Debenture, by the new list of Pledged Accounts attached hereto as Annex C (the “New List of Customers and Pledged Accounts”).

4.	The Company shall bear all the costs and expenses related to registration of the Security Interest herein.

5.	Except as set forth in this Amendment, no other provision of the Debenture is amended hereby and all such provisions shall remain in full force and effect.

6.	This Amendment may be executed in multiple counterparts, which taken together shall constitute a single document.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have signed this Amendment as of the date first written above.

COMPANY:	CREDITOR:

PolyPid Ltd.	Kreos Capital VI (Expert Fund) LP

Name: Dikla Czaczkes Akselbrad	Name: Mark Collins
Title: Chief Executive Officer	Title: Director

[Signature page of Amendment to Debenture – Fixed Charge]

SCHEDULE C

Amendment to US IP Security Agreement

FIRST AMENDMENT (this “First Amendment”)

Dated August 1, 2024

to:

that certain U.S. INTELLECTUAL PROPERTY SECURITY AGREEMENT by and between Kreos Capital VI (Expert Fund) LP and PolyPid Ltd. (each a “Party” and together the “Parties”), dated as of April 5, 2022 (the “IP Security Agreement”).

WHEREAS, the Parties have entered into that certain Loan Agreement as of April 5, 2022 as amended on March 29, 2023, and on or about the date hereof, for the provision of a Loan Facility.

WHEREAS, the Parties hereto wish to add new and updated patents and patents applications to Schedule A of the IP Security Agreement;

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Parties hereby agree as follows:

1.	Definitions

Unless otherwise defined herein, capitalized terms used in this First Amendment shall have the meaning ascribed to them under the IP Security Agreement.

2.	Amendment of Schedules of the IP Security Agreement.

Schedule A to the IP Security Agreement shall be replaced in its entirety by the amended Schedule A in the form attached hereto as Schedule A.

3.	Expenses

The Company shall bear all the costs and expenses related to registration of the Security Interest herein.

4.	Survival of Provisions

Except as otherwise expressly amended hereby as set forth above, the provisions of IP Security Agreement and all other documents executed in connection therewith shall remain in full force and effect, insofar as they do not contradict this First Amendment.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the undersigned have executed this First Amendment to the U.S. Intellectual Property Security Agreement as of the date set forth above.

POLYPID LTD.

By:
Title:	Dikla Czaczkes Akselbrad, Chief Executive Officer
Date:

KREOS CAPITAL VI (EXPERT FUND) LP

By:
Title:	Mark Collins, Director
Date:

SCHEDULE D

New Warrant

WARRANT TO PURCHASE SHARES

OF

POLYPID LTD.

Issue Date: August 1, 2024

This certifies that, for value received, KREOS CAPITAL VI (EXPERT FUND) LP or its permitted assigns in accordance with Section 16 hereof (the “Holder”) is entitled, subject to the terms set forth herein, to purchase from POLYPID LTD., an Israeli company (the “Company”), the number of Warrant Shares (as defined below) specified herein, upon: (a) surrender of this Warrant; (b) delivery of either (i) Notice of Exercise or (ii) Notice of Cashless Exercise, as applicable, each, substantially in the form annexed hereto, duly completed and executed on behalf of the Holder; and (c) either (i) simultaneous payment therefor of the Exercise Price as set forth in Section 4 below in the event of exercise under Section 6.1.1, or (ii) a calculation of the number of Warrant Shares to be issued in the event of a Cashless Exercise provided for in Section 6.1.2. The number and Exercise Price of Warrant Shares are subject to adjustment as provided below.

This Warrant is issued in connection with that certain Agreement for the provision of a loan facility of up to US$15,000,000, by and among the Holder and the Company, dated as of April 5, 2022, as amended on March 29, 2023 and on August 1, 2024 (the “Loan Agreement”). Any term not defined herein, shall have the meaning ascribed to it in the Loan Agreement.

This Warrant is issued in addition to the Warrant issued to the Holder by the Company on April 5, 2022.

1.	Term of Warrant.

Subject to the terms and conditions set forth herein, this Warrant shall be exercisable, in whole or in part, at any time during the term commencing on the date hereof and ending at the earliest of: (i) 16:00 Israel time on August 1, 2031 (being the seventh anniversary of the Issue Date); or (ii) immediately prior to the consummation of a merger, consolidation, or reorganization of the Company with or into, or the sale or license of all or substantially all the assets or shares of the Company to, any other entity or person, other than a wholly-owned subsidiary of the Company, excluding any transaction in which shareholders of the Company prior to the transaction will hold more than fifty percent (50%) of the voting and economic rights of the surviving entity after the transaction (an “M&A Transaction”) (the “Term”), and shall be void thereafter; provided, that, in case of (ii) above, the Company shall notify the Holder in writing at least 14 days prior to the end of the Term and provide to the Holder such information relevant thereto as the Holder may reasonably request during such 14 day period for the purpose of making a determination with regard to the exercise of the Warrant hereunder. If the Company fails to provide the aforementioned notice of expiration, then the Term shall be extended until 14 days after actual notice is provided. Notwithstanding the above, and provided that immediately prior to the expiration of the Term (as may be extended according to the terms of this Warrant) the Fair Market Value is higher than the Exercise Price, unless this Warrant has already been exercised in full prior to such time, then upon such date, this Warrant shall be deemed to be automatically exercised in full into Warrant Shares by way of Cashless Exercise without any notice requirement on the part of the Holder and/or the Company.

2.	Warrant Shares.

The shares issuable to the Holder upon exercise of this Warrant (or any part thereof) (the “Warrant Shares”) shall be ordinary shares of the Company (“Ordinary Shares”).

3.	Not Used.

4.	Exercise Price.

The exercise price per each Warrant Share (the “Exercise Price”) at which this Warrant may be exercised (subject to adjustment from time to time pursuant to Section 14 hereof), shall be US$ 3.61.

5.	Number of Warrant Shares Available for Purchase.

This Warrant may be exercised to purchase up to 40,000 Warrant Shares (as adjusted from time to time pursuant to Section 14 hereof).

6.	Exercise of Warrant.

6.1. Manner of Exercise.

This Warrant is exercisable by the Holder, in whole or in part, on one or more occasions, at any time and from time to time, during the Term, by the surrender of this Warrant and the applicable Notice of Exercise annexed hereto, duly completed and executed on behalf of the Holder, at the principal office of the Company.

6.1.1.	Exercise for Cash. To exercise for cash, the Holder shall deliver to the Company, concurrently with the surrender of this Warrant, a wire transfer in immediately available funds for the aggregate Exercise Price for the Warrant Shares being purchased. Payment of the Exercise Price shall be made in United States Dollars.

6.1.2.	Cashless Exercise. In lieu of the payment method set forth in Section 6.1.1 above, this Warrant may be exercised by the Holder, in whole or in part, by the surrender of this Warrant and the Notice of Cashless Exercise annexed hereto, duly completed and executed and indicating the number of Warrant Shares with respect to which the Warrant is being exercised, at the principal office of the Company (a “Cashless Exercise”). In the event of a Cashless Exercise, the Holder shall exchange the Warrant, or any portion thereof (without payment by the Holder of any cash or other consideration) for that number of Warrant Shares calculated as follows: (a) (i) the number of Warrant Shares with respect to which the Warrant is being exercised (adjusted to the date of calculation, but excluding those Warrant Shares already issued under this Warrant), multiplied by (ii) an amount equal to the Fair Market Value (as defined below) per Warrant Share at the time of such Cashless Exercise minus the Exercise Price (as adjusted to the date of such calculation); divided by (b) the Fair Market Value per Warrant Share.

6.1.3.	For the purposes of this Warrant, the “Fair Market Value” means: (i) if the Company’s Ordinary Shares are traded in a public market, the fair market value of a Warrant Share shall be the closing price of an Ordinary Share reported for the trading day in the day before Holder delivers this Warrant together with its Notice of Exercise to the Company; or (ii) in the event of an exercise of this Warrant contingent upon the closing or consummation (as the case may be) of a M&A Transaction, the price per Warrant Share (assuming conversion of the Warrant Shares, adjusted to the date of such calculation, but excluding those shares already issued under the Warrant) as determined in such transaction. In any other event of Cashless Exercise or, if the price per Warrant Share in a Deemed Liquidation is not determined, then as determined by mutual agreement of the Company and the Holder of this Warrant. If the Holder and the Company cannot mutually agree on the Fair Market Value, such value shall be determined by a reputable independent appraiser selected by the Holder with the consent of the Company (which consent shall not be unreasonably withheld), and whose fees and expenses shall be borne by the Company.

6.1.4.	Rule 144. For purposes of Rule 144(d) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), as in effect on the date hereof, it is intended that the Warrant Shares issued in a Cashless Exercise shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced as of the Issue Date.

6.2. Conditional Exercise.

In connection with an M&A Transaction, the exercise of this Warrant may be made conditional upon the closing of such transaction. The Company shall notify the Holder in writing at least fourteen (14) days prior to the closing of such transaction and include in such notice the material terms of such transaction, and provide the Holder with any updates and changes to the material terms thereof promptly in writing. Notwithstanding anything to the contrary herein, this Warrant shall automatically be deemed to be exercised in full in the manner set forth in Section 6.1.2, into Warrant Shares, without any further action on behalf of the Holder, immediately prior to an M&A Transaction.

6.3. Result of Exercise.

This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above, or, if exercised pursuant to Section 6.1.4 above, immediately prior to the closing (or consummation, as the case may be) of an M&A Transaction and the Holder, or any other person entitled to receive the Warrant Shares issuable upon such exercise in accordance with Section 16 below, shall be treated for all purposes as the holder of record of such Warrant Shares as of the close of business on such date, or the closing date of such event. As promptly as practicable on or after such date and in any event within seven (7) days thereafter, at the Holder’s request, the Company at its expense shall issue and deliver to the Holder or any other person or persons entitled to receive the same in accordance with Section 16 below, a certificate or certificates for the number of Warrant Shares issuable upon such exercise. In the event that this Warrant is exercised in part, the Company at its expense will execute and deliver a new Warrant of like tenor exercisable for the remaining number of Warrant Shares for which this Warrant may then be exercised.

7.	No Fractional Shares.

No fractional shares shall be issued upon the exercise of this Warrant. The number of Warrant Shares to be issued to the Holder shall be rounded to the nearest whole number.

8.	Replacement of Warrant.

On receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction, or mutilation of this Warrant and, in the case of loss, theft, or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of mutilation, on surrender and cancellation of this Warrant, the Company at its expense shall execute and deliver, in lieu of this Warrant, a new warrant of like tenor and then outstanding amount.

9.	Rights of Shareholders.

Without derogating from Section 14.3 below, the Holder shall not be entitled to vote or receive dividends or be deemed the holder of the Warrant Shares, until this Warrant or any portion hereof shall have been exercised and the Warrant Shares shall have been issued, as provided herein.

10.	Free Trade Date

Within 90 days of the one-year anniversary of the Issue Date, the Company shall cause the Restricted Stock Legend (as defined below) to be removed from any remaining outstanding Registrable Shares (as defined below). “Restricted Stock Legend” means a legend indicating the restricted status of the Registrable Shares under Rule 144.

11.	Reports under the Exchange Act

With a view to making available to the Holder the benefits of Rule 144, the Company agrees that until the earlier of: (1) two years from the date of the Loan Agreement; or (2) date on which no Registrable Shares are outstanding, the Company shall: (a) make and keep public information available, as those terms are understood and defined in Rule 144; (b) file with the SEC in a timely manner all reports and other documents required of the Company under the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and (c) furnish to the Holder, promptly upon request, (i) a written statement by the Company as to the status of its compliance with the reporting requirements of Rule 144, the Securities Act and the Exchange Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Holder to sell such Registrable Shares pursuant to Rule 144 without registration.

12.	Reservation of Shares.

The Company covenants that during the Term this Warrant is exercisable the Company will reserve from its authorized and unissued share capital a sufficient number of shares to provide for the issuance of Warrant Shares upon the exercise of this Warrant. The Company further covenants that all Warrant Shares will be duly authorized, validly issued, fully paid and non-assessable, and will be free from all taxes, liens and charges in respect of the issue thereof. The Company agrees that its issuance of this Warrant shall constitute full authority to its officers to register the Holder as the owner of Warrant Shares, and to execute and issue the necessary certificates for Warrant Shares, upon the exercise of this Warrant.

13.	Amendments and Waivers.

Any term of this Warrant may be amended and the observance of any term of this Warrant may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Holder. No waivers of, or exceptions to any term, condition or provision of this Warrant, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

14.	Adjustments.

The Exercise Price and the number and class of Warrant Shares purchasable hereunder are subject to adjustment from time to time as follows:

14.1. Reclassification, etc.

If the Company at any time while this Warrant, or any portion thereof, remains outstanding and unexpired shall, by reorganization or reclassification of securities or otherwise, change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities which were subject to the purchase rights under this Warrant immediately prior to such reorganization or reclassification or other change and the Exercise Price then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that this Warrant shall be exercisable into, in lieu of the number of Warrant Shares which the Holder would otherwise have been entitled to receive, a number of shares of such other class or classes of shares that would have been subject to receipt by the Holder had the Holder exercised the Warrant immediately before that change solely as required to protect such purchase rights as aforesaid; provided, however, that any change to the class of shares subject to this Warrant as set forth above, shall only be made if made to all other shares of the same class.

14.2. Split, Subdivision or Combination of Shares.

If the Company at any time while this Warrant, or any portion hereof, remains outstanding and unexpired shall split, subdivide or combine the securities as to which purchase rights under this Warrant exist (including, with respect to a split or subdivision, by way of the issuance of a share dividend or bonus shares), into a different number of securities of the same class, the Exercise Price for such securities shall be proportionately decreased and the number of securities issuable upon exercise proportionately increased in the case of a split or subdivision or the Exercise Price of such securities shall be proportionately increased and the number of securities issuable upon exercise proportionately decreased in the case of a combination.

14.3. Adjustments for Share Dividends or Other Securities or Property.

If, while this Warrant, or any portion hereof, remains outstanding and unexpired, the holders of the securities as to which purchase rights under this Warrant exist at the time (in their capacity as holders) shall have received, or, on or after the record date fixed for the determination of eligible shareholders, shall have become entitled to receive, without payment therefor, other or additional shares or other securities of the Company by way of dividend or otherwise, then and in each case, this Warrant shall represent the right to acquire, in addition to the number of shares of the security receivable upon the exercise of this Warrant, and without payment of any additional consideration thereof, the amount of such other or additional shares or other securities as aforesaid of the Company which such Holder would hold on the date of such exercise had it been the holder of record of the security receivable upon exercise of this Warrant on the date hereof and thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares and/or all other additional securities available by it as aforesaid during such period, giving effect to all adjustments called for during such period by the provisions of this Section 14. In the event the Company, at any time or from time to time, distributes dividends (in cash or in any other form, including, without limitation, assets of the Company, but other than in shares or other securities) the Exercise Price will be reduced by the per share amount of the distribution.

14.4. Other Events.

If, while this Warrant, or any portion hereof, remains outstanding and unexpired, any other event occurs as to which the provisions of this Section 12 do not strictly apply or if strictly applicable would not fairly protect the purchase rights of the Holder in accordance with the provisions hereof, then the board of directors of the Company shall make an adjustment in the number and class of shares available under the Warrant, the Exercise Price or the application of such provisions, solely as required to protect such purchase rights as aforesaid; provided, however, that any change to the class of shares subject to this Warrant as set forth above, shall only be made if made to all other shares of the same class. The adjustment shall be such that will give the Holder upon exercise for the same aggregate Exercise Price the total number, class and kind of shares as such Holder would have owned had the Warrant been exercised prior to the event and had the Holder continued to hold such shares until after the event requiring adjustment.

14.5. Certificate as to Adjustments.

Upon the occurrence of each adjustment or readjustment pursuant to this Section 14, the Company shall, upon the written request of the Holder of this Warrant, furnish or cause to be furnished to such Holder a certificate setting forth: (i) such adjustments and readjustments; (ii) the Exercise Price at the time in effect; and (iii) the number of shares and the amount, if any, of other property which at the time would be received upon the exercise of the Warrant.

14.6. No Impairment.

The Company will not, by any voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all of the provisions of this Section 14 and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder of this Warrant against impairment.

15.	Governing Law.

This Warrant shall be governed by and construed in accordance with the laws of the State of Israel, without giving effect to the principles thereof relating to conflict of laws. The competent courts of the city of Tel Aviv-Jaffa shall have exclusive jurisdiction to hear all disputes arising in connection with this Warrant and no other courts shall have any jurisdiction whatsoever in respect of such disputes.

16.	Successors and Assigns; Transfer.

Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto. The Holder may assign, distribute or otherwise transfer this Warrant together with any rights attached hereto, with respect to all or any portion of the Warrant Shares hereunder to any third party, provided that (i) the Holder provides a notice thereof to the Company prior to any transfer, (ii) such assignment, distribution or transfer is made in compliance with any securities laws; (iii) such assignment, distribution or transfer is in compliance with and subject to all applicable provisions and restrictions under the Articles, and (iv) any such transferee/assignee shall agree in writing with the Company to be bound by all of the terms of this Warrant and accepts upon itself all of Holder’s obligations under the Warrant.

17.	Representations and Warranties of the Company.

The Company represents and warrants to the Holder as follows as of the date hereof:

17.1. This Warrant has been duly authorized and executed by the Company and is a valid and binding obligation of the Company enforceable in accordance with its terms.

17.2. The Warrant Shares are duly authorized and reserved for issuance by the Company and, when issued in accordance with the terms hereof, will be validly issued, fully paid and non-assessable and their issuance shall not subject to any preemptive or participation rights.

17.3. The execution and delivery of this Warrant are not, and the issuance of the Warrant Shares upon exercise of this Warrant in accordance with the terms hereof are not, inconsistent with the Company’s Articles of Association (the “Articles”) and do not contravene any law, governmental rule or regulation, judgment or order applicable to the Company, and, do not and will not conflict with or contravene any provision of, or constitute a default under, any indenture, mortgage, contract or other instrument of which the Company is a party or by which it is bound or require the consent or approval of, the giving of notice to, the registration with or the taking of any action in respect of or by, any federal, state or local government authority or agency or other person. So long as this Warrant is outstanding, the Company shall take all action necessary to reserve and keep available out of its authorized and unissued Ordinary Shares, solely for the purpose of effecting the exercise of this Warrant, 100% of the number of Ordinary Shares to be issued upon exercise of this Warrant then outstanding.

17.4. All necessary consents of shareholders and other third parties with respect to the issuance of this Warrant and the Warrant Shares upon exercise thereof have been obtained, and the Company has no outstanding issuance obligations, rights of first offer, pre-emptive or participation rights, anti-dilution rights or other similar rights with respect to the issuance of this Warrant and the Warrant Shares upon exercise thereof, or any such rights have been exercised, waived or cancelled.

18.	Representations and Warranties of the Holder

18.1. This Warrant and the Ordinary Shares issuable upon the exercise thereof are being acquired for the Holder’s own account, for investment and not with a view to, or for resale in connection with, any distribution or public offering thereof, within the meaning of the Securities Act. Upon exercise of this Warrant, the Holder shall, if so requested by the Company, confirm in writing, in a form satisfactory to the Company, that the securities issuable upon exercise of this Warrant are being acquired for investment and not with a view toward distribution or resale.

18.2. The Holder understands that the Warrant and the Ordinary Shares have not been registered under the Securities Act by reason of their issuance in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act pursuant to Section 4(2) thereof, and that they must be held by the Holder indefinitely, and that the Holder must therefore bear the economic risk of such investment indefinitely, unless a subsequent disposition thereof is registered under the Securities Act or is exempted from such registration.

18.3. The Holder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks contained in this Warrant and the Warrant Shares purchasable pursuant to the terms of this Warrant and of protecting its interests in connection therewith.

18.4. The Holder is able to bear the economic risk of the purchase of the Warrant Shares pursuant to the terms of this Warrant.

18.5. The Holder is an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act.

19.	Restrictive Legend.

The Ordinary Shares (unless registered under the Securities Act) shall be stamped or imprinted with a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). SUCH SECURITIES MAY NOT BE TRANSFERRED UNLESS A REGISTRATION STATEMENT UNDER THE SECURITIES ACT IS IN EFFECT AS TO SUCH TRANSFER OR SUCH TRANSFER MAY BE MADE PURSUANT TO RULE 144 OR IN THE OPINION OF COUNSEL FOR THE COMPANY, REGISTRATION UNDER THE SECURITIES ACT IS UNNECESSARY IN ORDER FOR SUCH TRANSFER TO COMPLY WITH THE SECURITIIES ACT.

20.	Certain Information.

The Company agrees to provide the Holder at any time and from time to time with such information as the Holder may reasonably request for purposes of the Holder’s compliance with regulatory, accounting and reporting requirements applicable to the Holder, subject to applicable confidentiality and regulatory obligations of the Company including pursuant to Section 15.6 of the Loan Agreement which shall bind the Holder for as long as this Warrant is in effect. In addition, for as long as this Warrant remains outstanding, the Company shall, at the Holder’s request, provide the Holder with (i) the Company’s annual audited financial statements within one hundred and fifty (150) days of year-end, certified by an independent certified public accountant acceptable to the Holder; and (ii) any other financial statements, if any, in the form presented to the board of directors of the Company. The Company’s public filings of said reports shall be deemed as Company’s compliance with the above requirements.

21.	Expenses.

The Company shall pay to the Holder, on the Holder’s demand, all reasonable expenses incurred by the Holder in connection with any amendment, supplement to, or waiver and/or consent in connection with, this Warrant, or any proposal for such an amendment to be made.

22.	Survival.

The representations, warranties, covenants and agreements made herein shall survive the execution and delivery of this Warrant.

23.	Notices.

All notices and other communications required or permitted hereunder shall be in writing and shall be deemed effectively given upon delivery to the party to be notified in person, by email (upon confirmation of successful transmission) or by courier service or four days after deposit by registered or certified mail, postage prepaid, addressed as follows:

If to the Company:

PolyPid Ltd.

18 Ha’Sivim Street, Petah-Tikva 4959376, Israel

Attn: Dikla Czaczkes Akselbrad

E-mail: Dikla.C@polypid.com

with a copy (which shall not constitute a notice) to:

18 Ha’Sivim Street, Petah-Tikva 4959376, Israel

Office: +972 74 719 5700 Ext. 223

Attn: Adv. Tal Vilnai

E-mail: Tal.V@polypid.com

If to the Holder:

Kreos Capital VI (Expert Fund) LP

c/o BlackRock Investment Management (UK) Limited – Private

Debt-EMEA Venture & Growth Lending Group

12 Throgmorton Avenue, London EC2N 2DL

For the attention of: Raoul Stein and Uri Galai

Email: raoul.stein@blackrock.com, uri.galai@blackrock.com

with copies to:

The Office of the General Counsel (EMEA) (Legal Transactions Group)

Email:joseph.gilhooly@blackrock.com; parag.gandesha@blackrock.com

For the attention of: Joseph Gilhooly and Parag Gandesha

and:

Email:legaltransactions@blackrock.com; groupkreosEMEA@blackrock.com

For the attention of: Nana Darko, Hannah Faulkner and Meryem

Hassan

and:

Krispin, Rubinstein, Blecher, Kadouch and Co., Law Offices

BBC Central Tower, 1 Jabotinsky Street Bnei Brak, 5126380 Israel

Email: emmanuelk@krb.law

For the attention of: Emmanuel Kadouch

24.	Delays or Omissions.

Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Warrant, shall impair any such right, power or remedy of the Holder nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of the Holder of any breach or default under this Warrant, or any waiver on the part of the Holder of any provisions or conditions of this Warrant, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Warrant or by law or otherwise afforded to the Holder, shall be cumulative and not alternative.

25.	Counterparts.

This Warrant may be executed in counterparts (including email copies in pdf format or the like, or signed with docusign, e-sign or any similar form of signature by electronic means), each of which shall be an original, but all such counterparts shall together constitute one and the same instrument.

26.	Severability.

In the event that any provision of this Warrant becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Warrant shall continue in full force and effect without said provision, and such provision shall be given effect to the extent legally possible.

27.	Titles and Subtitles.

The titles and subtitles used in this Warrant are used for convenience only and are not considered in construing or interpreting this Warrant.

IN WITNESS HEREOF, the parties have executed this Warrant, on the day and year first above written.

POLYPID LTD.		KREOS CAPITAL VI (EXPERT FUND) LP

By:		By:
Name:	Dikla Czaczkes Akselbrad	Name:
Title:	Chief Executive Officer	Title:

[Signature page to Warrant]

NOTICE OF EXERCISE

To: PolyPid Ltd.

NOTICE OF EXERCISE

1.	The undersigned hereby irrevocably elects to purchase __________ Ordinary Shares of PolyPid Ltd. pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price of such shares in full.

2.	Please issue a certificate or certificates representing said shares in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

(Signature)

(Date)

CASHLESS EXERCISE FORM

To: PolyPid Ltd.

NOTICE OF CASHLESS EXERCISE

1.	The undersigned hereby elects to exercise its Cashless Exercise rights, pursuant to Section 6.1.2 of the attached Warrant, with respect to ___________________ Ordinary Shares of PolyPid Ltd., pursuant to the terms of the Warrant.

2.	Please issue a certificate or certificates representing the number of shares issuable after deducting the shares withheld in lieu of payment of the exercise price, in the name of the undersigned or in such other name as is specified below:

(Name)

(Address)

(Signature)

(Date)

SCHEDULE E

Amendment of Existing Warrant

Amendment to Warrant

Dated: August 1, 2024

This Amendment to the Warrant (the “Amendment”) is made and entered into by and between PolyPid Ltd., an Israeli company (the “Company”), and Kreos Capital VI (Expert Fund) LP (the “Holder”). The Company and Holder shall hereinafter be also referred to individually as a “Party” and, collectively, as the “Parties”.

WITNESSETH:

WHEREAS, the Company issued a Warrant to Purchase Warrant Shares (subject to adjustments) dated April 5, 2022 to the Holder (the “Warrant”); and

WHEREAS, the Parties wish to amend the Warrant Shares (as defined in the Warrant) as set forth below;

NOW, THEREFORE, the Parties hereby represent, warrant, undertake and agree as follows:

1.	The preamble to this Amendment forms an integral part of the Warrant. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Warrant.

2.	Section 3 of the Warrant is hereby deleted in its entirety and replaced with the following:

“3. Not Used.”

3.	Section 4 of the Warrant is hereby deleted in its entirety and replaced with the following:

“4. Exercise Price.

The exercise price per each Warrant Share (the “Exercise Price”) at which this Warrant may be exercised (subject to adjustment from time to time pursuant to Section 14 hereof), shall be US$12.60.”

4.	Section 5 of the Warrant is hereby deleted in its entirety and replaced with the following:

“5. Number of Warrant Shares Available for Purchase.

This Warrant may be exercised to purchase up to 6,491 Warrant Shares (as adjusted from time to time pursuant to Section 14 hereof).”

5.	For the avoidance of doubt the Warrant Shares are the Company’s ordinary shares as post the 30/1 reverse split carried out in September 2023.

6.	In the event of conflict between any of the provisions of this Amendment and the Warrant, the content of this Amendment shall prevail.

7.	All other terms and provisions of the Warrant shall remain and continue in full force and effect subject to the terms and provisions of this Amendment.

***

IN WITNESS WHEREOF, the Parties hereto have duly executed this Amendment as of the date set forth in the first paragraph hereof, by their duly authorized representatives.

PolyPid Ltd.		Kreos Capital VI (Expert Fund) LP

Name:	Dikla Czaczkes Akselbrad	Name:
Title:	Chief Executive Officer	Title:

[Signature Page to Amendment to Warrant]